WRITER'S DIRECT DIAL (212) 574-1223

July 7, 2009

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Daniel Morris – Attorney-Advisor

Re:   OceanFreight Inc.
Form 20-F for the fiscal year ended December 31, 2008
Filed March 23, 2009
File No. 001-33416

Dear Mr. Morris:

OceanFreight Inc. (the “Company”) filed its annual report, including exhibits thereto, on Form 20-F for the year ended December 31, 2008 (the “Annual Report”), with the Securities and Exchange Commission (the “SEC”) on March 23, 2009.  By letter dated June 3, 2009 (the “Comment Letter”), the staff of the SEC (the “Staff”) provided comments to the Annual Report.

This letter responds to the Staff’s comments set forth in the Comment Letter, the relevant text of which is reproduced below in bold.

Item 19. Exhibits

1.    We note Exhibit 4.6, the Amended and Restated Loan Agreement with Nordea Bank Finland Plc, incorporated by reference to Exhibit 4.5 of your Form 20-F filed March 7, 2008.  Exhibit 4.6 does not appear to include the appendices identified on the index page.  Please refile each exhibit to include the omitted schedules and exhibits.  Also, please confirm in future filings you will file all material agreements in their entirety, including schedules, exhibits, appendices, and annexes.  Refer to Instruction 4(a) to Form 20-F.

As discussed with the Staff, the Company will file, on a Report on Form 6-K, the Amended and Restated Loan Agreement with Nordea Bank Finland Plc, including omitted appendices.  No other portion of the Agreement was previously omitted. The Company confirms that the other exhibits to the Annual Report, including those incorporated by reference, do not contain any omitted portions. The Company also confirms that in future filings, it will file material agreements in their entirety, including schedules, exhibits, appendices, and annexes.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Sri Katragadda at (212) 574-1675.

Very truly yours,

SEWARD & KISSEL LLP

By: /s/ Gary J. Wolfe
Gary J. Wolfe

cc:  J. Nolan McWilliams, Esq.

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